Exhibit 99.43

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Anderson Energy Ltd.

We consent to the use of:

•	our report dated September 26, 2011 with respect to the consolidated financial statements of Anderson Energy Ltd. as at December 31, 2010 and 2009 and for the years then ended;

•	our report dated March 25, 2011 with respect to the consolidated financial statements of Anderson Energy Ltd. as at December 31, 2010 and 2009 and for the years then ended; and

•	our report dated March 19, 2010 with respect to the consolidated financial statements of Anderson Energy Ltd. as at December 31, 2009 and 2008 and for the years then ended;

each of which appears in this registration statement on Form 40-F of Anderson Energy Ltd.

/s/ KPMG LLP

Calgary, Canada

September 26, 2011